FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY WAGE
DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Richard A. Skau
Senior Vice President-
Human Resources

Date: April 25, 2012

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90248) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated April 24, 2012, with respect to the financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended October 31, 2011.

BKD, LLP

St. Louis, Missouri
April 24, 2012

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 014

Financial Statements – Modified Cash Basis as of
and for the Years Ended October 31, 2011 and 2010,
Supplemental Schedule as of October 31, 2011 and
Report of Independent Registered Public Accounting Firm

Laclede Gas

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee and Missouri
Natural Gas Wage Deferral Savings Plan Committee
Missouri Natural Gas Division of Laclede
Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2011 and 2010, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2011 and 2010, and the changes in its net assets available for benefits (modified cash basis) for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan changed its method of accounting for notes receivable from participants.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
April 24, 2012

Federal Employer Identification Number: 44-0160260

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2011 AND 2010

	2011	2010
INVESTMENTS	$ 7,265,537	$ 6,657,066
NOTES RECEIVABLE FROM PARTICIPANTS	289,596	266,370
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,555,133	$ 6,923,436

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:		
CONTRIBUTIONS:		
Employer	$ 143,517	$ 145,300
Employee	329,168	332,967
	472,685	478,267
INVESTMENT INCOME:		
Interest and dividends	94,668	78,104
Net appreciation in fair value of investments	433,259	703,690
	527,927	781,794
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	11,432	11,517
TOTAL ADDITIONS	1,012,044	1,271,578
DEDUCTIONS:		
ADMINISTRATIVE FEES	1,397	1,500
DISTRIBUTIONS TO PARTICIPANTS	108,167	127,300
NET TRANSFERS TO OTHER PLANS	270,783	21,405
TOTAL DEDUCTIONS	380,347	150,205
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	631,697	1,121,373
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	6,923,436	5,802,063
END OF YEAR	$ 7,555,133	$ 6,923,436

See notes to financial statements.

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS –
MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), except that investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

Fair Value of Plan Assets – Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 4.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded when received.

Use of Estimates – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, purchase of Company stock, etc.

Benefits Payable – Benefit payments are recorded upon distribution. As of October 31, 2011 and 2010, there were no distributions payable to Plan participants.

2. CHANGE IN ACCOUNTING PRINCIPLE

During the year ended October 31, 2011, the Plan adopted the provisions of the Financial Accounting Standards Board's Accounting Standards Update (ASU) 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans.* The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of Investments at fair value as they were under previous guidance. This guidance is required to be applied retrospectively to prior periods.

The following financial statement line items for the 2011 and 2010 plan years were affected by this change in accounting principle. Net assets available for benefits were not affected by the adoption of the new guidance.

	As of October 31, 2011 Statement of Net Assets Available for Benefits		
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change
Investments	$ 7,555,133	$ 7,265,537	$ (289,596)
Notes Receivable from Participants	—	289,596	289,596

	As of October 31, 2010 Statement of Net Assets Available for Benefits		
	As Previously Reported	As Adjusted	Effect of Change
Investments	$ 6,923,436	$ 6,657,066	$ (266,370)
Notes Receivable from Participants	—	266,370	266,370

	Year Ended October 31, 2011 Statement of Changes in Net Assets Available for Benefits		
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change
Investment Income:			
Interest and dividends	$ 106,100	$ 94,668	$ (11,432)
Interest Income on Notes Receivable from Participants	—	11,432	11,432

	Year Ended October 31, 2010 Statement of Changes in Net Assets Available for Benefits		
	As Previously Reported	As Adjusted	Effect of Change
Investment Income:			
Interest and dividends	$ 89,621	$ 78,104	$ (11,517)
Interest Income on Notes Receivable from Participants	—	11,517	11,517

3. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2011 and 2010 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee and recordkeeper. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee ("Committee") which is a committee appointed by the Laclede Gas Company Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1.

Contributions – Employees elect payroll deductions in 1% increments ranging from 2% through 8% of their annual rate of compensation. Employee contributions are matched 100% up to 4% of compensation, and employees are permitted to make additional non-matched contributions up to 71% of compensation in any Plan year. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the Internal Revenue Code ("IRC"). Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Effective March 21, 2011, employees can make Roth 401(k) contributions to the Plan.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan may be invested in one or more of the available investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective October 15, 2009, the Barclays Global Investors (BGI) Equity Index Fund F was replaced by the BGI Equity Index Non-Lendable Fund F and the BGI US Debt Index Fund F was replaced by the BGI US Debt Index Non-Lendable Fund F. In addition, the BGI Russell 2000 Index Non-Lendable Fund F was added to the Plan for new contributions while the Northern Trust Global Investments Russell 2000 Equity Index Fund was frozen. Assets in the Northern Trust Russell 2000 Fund were transferred to a temporary fund, Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund which was a blend of the Northern Trust Russell 2000 and the BGI Russell 2000 Funds. Because Northern Trust instituted a staged withdrawal process from that fund, assets could not be moved entirely into the BGI Russell 2000 Fund at once. During the staged withdrawal process, the fund became invested less in Northern Trust and more in BGI. On March 31, 2010, the staged withdrawal process was completed, the balance in the Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund was transferred into the BlackRock Non-Lendable Russell 2000 Equity Index Fund – Class F, and the temporary blended fund ceased to exist.

Effective December 1, 2009, Barclays Global Investors, N.A. was acquired by BlackRock, Inc., and the new entity was renamed BlackRock Institutional Trust Company, N.A. ("BTC"). BTC continues to manage the former BGI investment funds, and the former BGI investment funds were renamed to reflect BTC's ownership.

The investment funds available at the end of the 2011 Plan Year were:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- American Funds® EuroPacific Growth Fund® - Class R5
- American Funds® The Growth Fund of America® - Class R5
- BlackRock Equity Index Non-Lendable Fund – F
- BlackRock Money Market Fund
- BlackRock US Debt Index Non-Lendable Fund – F
- BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F
- Columbia Small Cap Value I Fund – Class Z
- JPMorgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- Vanguard Total International Stock Index Fund – Signal Shares
- Vanguard Target Retirement Income Fund - Investor Shares
- Vanguard Target Retirement 2005 Fund - Investor Shares
- Vanguard Target Retirement 2010 Fund - Investor Shares
- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Share
- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares
- Vanguard Target Retirement 2050 Fund - Investor Shares

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends remains in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested in the ESOP under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances, a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan Document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 8.75% at October 31, 2011.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants who are at least age 59-1/2 may elect a partial or total distribution from their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Committee and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. The accounts of the Participants who become covered by a collective bargaining agreement for the Laclede Gas Company Division are transferred to the Laclede Gas Company Wage Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis).

4. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2011	2010
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (35,433.501 and 37,292.472 shares, respectively)	$ 1,421,592	$ 1,309,339
BlackRock Russell 2000 Index Non-Lendable Fund Class F (34,558.753 and 35,320.540 units, respectively)	453,411	434,443
BlackRock U.S. Debt Index Non-Lendable Fund F (formerly Barclays Global Investors U.S. Debt Index Non-Lendable Fund F) (48,943.786 and 57,840.266 units, respectively)	595,156	669,790
BlackRock Money Market Fund (formerly Barclays Global Investors Money Market Fund)(1,443,436.300 and 1,023,557.130 units, respectively)	1,443,436	1,023,557
BlackRock Equity Index Non-Lendable Fund – F (formerly Barclays Global Investors Equity Index Non-Lendable Fund F) (104,116.188 and 120,803.998 units, respectively)	1,841,815	1,976,353
Vanguard Target Retirement 2025 Fund (35,484.884 and 14,734.908 shares, respectively)	449,239	181,681

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $433,259 and $703,690, respectively, as follows:

	2011	2010
The Laclede Group, Inc. – ESOP (also	184,045	$ 154,072

known as Laclede Group, Inc. Common Stock Fund)	$	
BlackRock Equity Index Non-Lendable Fund – F	165,660	277,871
BlackRock Russell 2000 Index Non-Lendable Fund Class F	23,507	20,231
BlackRock U.S. Debt Index Non-Lendable Fund – F	22,085	49,383
Laclede Gas NT/BTC Non-Lendable Russell 2000 Equity Index Fund	—	76,053
JP Morgan Small Cap Growth Fund – Class A	(4,194)	500
American Funds® EuroPacific Growth Fund® of America – Class R5	(1,387)	6,724
American Funds® The Growth Fund of America® – Class R5	3,323	10,466
Columbia Small Cap Value I Fund - Z	4,038	5,534
T. Rowe Price Equity Income Fund	3,350	7,495
Vanguard Target Retirement 2015 Fund	9,851	25,064
Vanguard Target Retirement 2020 Fund	8,672	26,624
Vanguard Target Retirement 2025 Fund	10,283	19,375
Vanguard Target Retirement 2030 Fund	2,094	9,826
Vanguard Target Retirement 2035 Fund	(527)	10,041
Vanguard Target Retirement 2040 Fund	86	307
Vanguard Target Retirement 2050 Fund	(24)	296
Vanguard Retirement Income Fund	2,397	3,828
Total net appreciation	$ 433,259	$ 703,690

The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at October 31, 2011 and 2010.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
October 31, 2011				
Mutual funds				
Target date	$ 1,200,509	$ 1,200,509	$ —	$ —
Growth	162,997	162,997	—	—
Income	81,346	81,346	—	—
International	27,370	27,370	—	—
Value	37,905	37,905	—	—
Common/collective trusts				
Index	2,890,382	—	2,890,382	—
Money Market	1,443,436	—	1,443,436	—
The Laclede Group, Inc. - ESOP	1,421,592	1,421,592	—	—
Total	$ 7,265,537	$ 2,931,719	$ 4,333,818	$ —
October 31, 2010				
Mutual funds				
Target date	$ 959,340	$ 959,340	$ —	$ —
Growth	95,816	95,816	—	—
Income	71,382	71,382	—	—
International	73,558	73,558	—	—
Value	43,488	43,488	—	—
Common/collective trusts				
Index	3,080,586	—	3,080,586	—
Money Market	1,023,557	—	1,023,557	—
The Laclede Group, Inc. - ESOP	1,309,339	1,309,339	—	—
Total	$ 6,657,066	$ 2,552,923	$ 4,104,143	$ —

5. TAX STATUS

The Plan's application for a new determination letter was filed on December 28, 2009. The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. A compliance statement dated October 3, 2011 constitutes an enforcement resolution with respect to the trustee's failure to follow the Plan's existing loan provisions, and the Plan document was amended to reflect the trustee's operational loan process. The Internal Revenue Service previously issued a compliance statement in response to a separate filing by the Committee for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of October 31, 2011, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to U.S. Federal tax examinations by tax authorities for years before 2007.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7. RELATED PARTIES

At October 31, 2011 and 2010, the Plan held 35,433.501 and 37,292.472 shares, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $1,421,592 and $1,309,339, respectively. During the years ended October 31, 2011 and 2010, the Plan received dividend income related to this common stock of $59,267 and $55,878, respectively.

SUPPLEMENTAL SCHEDULE 1

EIN: 43-0368139
PLAN NO: 014

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) - MODIFIED CASH BASIS
(FORM 5500)
October 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (35,433.501 shares)		$ 1,421,592
	BlackRock Equity Index Non-Lendable Fund - F	Common/collective trust (104,116.188 units)		1,841,815
	BlackRock Money Market Fund	Common/collective trust (1,443,436.300 units)		1,443,436
	BlackRock Russell 2000 Index Non-Lendable Fund Class F	Common/collective trust (34,558.753 units)		453,411
	BlackRock U. S. Debt Index Non-Lendable Fund - F	Common/collective trust (48,943.786 units)		595,156
	T. Rowe Price Equity Income Fund	Mutual Fund (3,556.881 shares)		81,346
	Columbia Small Cap Value I Fund - Class Z	Mutual Fund (866.000 shares)		37,905
	Vanguard Target Retirement 2015 Fund	Mutual Fund (11,883.493 shares)		150,683
	Vanguard Target Retirement 2020 Fund	Mutual Fund (12,307.753 shares)		275,078
	Vanguard Target Retirement 2025 Fund	Mutual Fund (35,484.884 shares)		449,239
	Vanguard Target Retirement 2030 Fund	Mutual Fund (4,542.296 shares)		98,068
	Vanguard Target Retirement 2035 Fund	Mutual Fund (9,995.178 shares)		129,138
	Vanguard Target Retirement 2040 Fund	Mutual Fund (129.124 shares)		2,735
	Vanguard Target Retirement 2050 Fund	Mutual Fund (326.796 shares)		6,889
	Vanguard Target Retirement Income Fund	Mutual Fund (7,611.941 shares)		88,679
	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (4,176.665 shares)		45,233
	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (727.922 shares)		27,370
	American Funds® The Growth Fund of America® - Class R5	Mutual Fund (3,993.337 shares)		117,764
			Sub-total	7,265,537
*	Loans to Participants	Loans to participants Interest rate 4.25% - 8.75%		289,596
			Total	$ 7,555,133

* Party-in-interest.